SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
 Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐ No  ☒

NEWS RELEASE

October 22, 2002

Stora Enso’s Q3 2002 profit excluding non-recurring items improved

HELSINKI, Finland—Stora Enso (NYSE:SEO) today announced that Stora Enso’s earnings per share excluding non-recurring items were EUR 0.15 (EUR 0.12) in the third quarter. Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 196.8 (EUR 154.6) million. The operating profit excluding non-recurring items was EUR 255.4 (EUR 190.2) million. The non-recurring items of the third quarter totalled EUR -1,229.5 million, comprising mainly EUR -54.0 (USD -50.0) million associated with the North American Profit Enhancement Plan and EUR 1,166.7 (USD 1,081) million of impairment charges.

Sales of EUR 3,108.6 million were 3.8% less than the previous quarter’s EUR 3,233.0 million. Cash flow from operations was EUR 565.5 (EUR 710.1) million. The cash flow after investing activities amounted to EUR 380.3 (EUR 535.9) million, and the cash earnings per share excluding non-recurring items, EUR 0.51 (EUR 0.48). Market-related production curtailments totalled 271,000 tonnes (326,000 tonnes).

	2001	I-III/01	I-III/02	I/02	II/02	III/02
	EUR million
Sales	13,508.8	10,225.9	9,570.5	3,228.9	3,233.0	3,108.6
Magazine Paper	3,449.0	2,589.5	2,235.4	767.3	721.0	747.1
Newsprint	1,933.9	1,464.3	1,229.2	412.8	413.2	403.2
Fine Paper	3,617.5	2,764.0	2,365.1	827.1	787.0	751.0
Packaging Boards	2,724.0	2,078.9	2,306.7	766.2	781.9	758.6
Timber Products	1,180.5	885.3	921.0	286.1	320.8	314.1
Other activities and eliminations	603.9	443.9	513.1	169.4	209.1	134.6
Operating profit excl. non-rec. items	1,495.2	1,208.4	719.6	274.0	190.2	255.4
Operating profit*	1,486.9	1,216.8	-458.3	274.0	241.8	-974.1
Magazine Paper	346.9	269.8	53.5	31.6	2.3	19.6
Newsprint	508.8	388.4	198.4	72.8	61.1	64.5
Fine Paper	394.5	320.1	236.4	93.1	73.1	70.2
Packaging Boards	346.2	302.8	287.5	100.6	70.7	116.2
Timber Products	12.6	16.0	35.0	11.2	14.1	9.7
Other activities and eliminations	-122.1	-80.3	-1,269.1	-35.3	20.5	-1,254.3
Profit before tax and minority interests	1,223.0	973.8	-586.0	240.5	206.2	-1,032.7
Profit before tax and minority interests excl. non-recurring items	1,231.3	965.4	591.9	240.5	154.6	196.8
Net profit for the period	926.3	651.8	-699.7	161.0	138.0	-998.7
EPS, Basic, EUR	1.03	0.72	-0.78	0.18	0.15	-1.12
EPS, excl. non-rec. items, EUR	0.94	0.72	0.45	0.18	0.12	0.15
ROCE, excl. non-rec. items, %	10.8	11.7	7.2	7.8	5.6	7.9
Debt/equity ratio	0.53	0.55	0.53	0.59	0.46	0.53

*
Operating profit includes net non-recurring items of EUR -8.3 million in 2001, EUR 8.4 million in I-III/2001, EUR -1,177.9 million in I-III/2002, EUR 51.6 million in II/2002 and EUR -1,229.5 million in III/2002.

Commenting on the results and market outlook, Stora Enso’s CEO Jukka Härmälä said, “Markets remained demanding in the third quarter. In Western Europe prices on average deteriorated due to excess capacity in certain grades. In North America markets strengthened slightly due in part to a seasonal upturn. Some modest improvement in demand is now apparent in advertising-driven paper grades, but only from low levels. The upturn began earlier and has been more pronounced in the USA than Europe. Markets for consumer-driven paper and board grades such as office paper and packaging boards are generally firm, but have recently been showing signs of slight weakening. It remains to be seen whether this is a temporary fluctuation. Markets for wood products should remain stable for the rest of the year, but prospects thereafter will depend on the US housing market. The fourth quarter results will, as usual, reflect the holiday season maintenance shutdowns in Finland.”

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

Stora Enso Interim Review January—September 2002

Summary of Third Quarter Results

•	Earnings per share (“EPS”) excluding non-recurring items were EUR 0.15; previous quarter EUR 0.12.

•	Profit before tax and minority interests excluding non-recurring items was EUR 196.8 million; previous quarter EUR 154.6 million.

•	The financial impact of the North American Profit Enhancement Plan, one-time impairment charges and other non-recurring items totalled EUR -1,229.5 million.

•	Operating profit excluding non-recurring items amounted to EUR 255.4 million; previous quarter EUR 190.2 million

•	Sales were EUR 3,108.6 million; previous quarter EUR 3,233.0 million.

•	Debt/equity ratio 0.53; previous quarter 0.46, reflecting the 0.07 impact of one-time impairment charges.

Markets remained demanding in the third quarter. In Western Europe prices on average deteriorated due to excess capacity in certain grades. In North America markets strengthened slightly due in part to a seasonal upturn. Magazine and fine paper sales prices stabilised at low levels, while packaging board and US newsprint prices recovered somewhat. Sales volumes increased slightly for coated magazine paper and fine paper, but were largely unchanged on the previous quarter for uncoated magazine paper, newsprint, packaging boards and timber.

Production was curtailed by 271,000 tonnes to adjust for market demand, (23,000 tonnes in North America and 248,000 tonnes in Europe), compared with 326,000 tonnes (108,000 tonnes in North America and 218,000 tonnes in Europe) in the previous quarter.

Paper and board deliveries totalled 3,296,000 tonnes, which is 45,000 tonnes more than the previous quarter’s 3,251,000 tonnes. Deliveries of timber products totalled 1,252,000 m3, compared with the previous quarter’s 1,344,000 m3.

	2001	I-III/01	I-III/02	I/02	II/02	III/02
	EUR million
Sales	13,508.8	10,225.9	9,570.5	3,228.9	3,233.0	3,108.6
EBITDA1)2)	2,762.8	2,153.3	1,698.3	602.9	517.9	577.5
Operating profit2)	1,495.2	1,208.4	719.6	274.0	190.2	255.4
Operating margin2), %	11.1	11.8	7.5	8.5	5.9	8.2
Operating profit	1,486.9	1,216.8	-458.3	274.0	241.8	-974.1
Profit before tax and minority interests2)	1,231.3	965.4	591.9	240.5	154.6	196.8
Profit before tax and minority interests	1,223.0	973.8	-586.0	240.5	206.2	-1,032.7
Net profit for the period	926.3	651.8	-699.7	161.0	138.0	-998.7

EPS2), Basic, EUR	0.94	0.72	0.45	0.18	0.12	0.15
EPS, Basic, EUR	1.03	0.72	-0.78	0.18	0.15	-1.12
CEPS2), EUR	2.34	1.76	1.68	0.55	0.48	0.51
ROCE2), %	10.8	11.7	7.2	7.8	5.6	7.9

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items of EUR -8.3 million in 2001, EUR 8.4 million in I-III/2001, EUR -1,177.9 million in I-III/2002, EUR 51.6 million in II/2002 and EUR -1,229.5 million in III/2002

Third Quarter Results (compared with the previous quarter)

Earnings per share excluding non-recurring items were EUR 0.15 (EUR 0.12), the main factors affecting earnings being increased volumes and decreased fixed costs.

Sales of EUR 3,108.6 million were 3.8% less than the previous quarter’s EUR 3,233.0 million.

The operating profit excluding non-recurring items was EUR 255.4 (EUR 190.2) million, which is 34.3% up on the previous quarter and 8.2% of sales. Operating profits increased in Magazine Paper, Newsprint and Packaging Boards, and were unchanged in Fine Paper, Merchants and Forest. In Timber Products the operating profit was less than in the previous quarter.

Non-recurring items amounted to EUR -1,229.5 million or EUR -1.27 per share, comprising EUR -54 (USD -50) million from the North American Profit Enhancement Plan, EUR 1,166.7 (USD 1,081) million of impairment charges and EUR 8.8 million of closure costs at the Summa Mill in Finland.

The share of associated company results came to EUR -2.4 (EUR 8.4) million.

Net financial items were EUR -56.2 (EUR -44.0) million, EUR -0.04 per share. Net interest expenses amounted to EUR 53.0 (EUR 54.8) million, which is 4.3% p.a. of interest-bearing net liabilities, and net foreign exchange gains came to EUR 13.2 (EUR 10.9) million.

Valuation of financial instruments and derivatives resulted in a net amount of EUR -16.4 million, being non-cash items. Financial instruments are valued at market value, causing volatility in net financial items. Profit before taxes and minority interests, excluding non-recurring items, amounted to EUR 196.8 (EUR 154.6) million. Taxes totalled EUR 36.6 (EUR -68.3) million, which increased EPS by EUR 0.05. The cumulative tax represents a rate of 32.1% (33.1%). No tax value has been accounted for the goodwill impairment charge. The minority interest in profits was EUR -2.6 (EUR 0.1) million, leaving a net loss for the period of EUR 998.7 (profit of EUR 138.0) million.

The return on capital employed excluding non-recurring items was 7.9% (5.6%). Capital employed was EUR 11,816.1 million at the end of the period, a net decrease of EUR 1,173.7 million, reflecting the impairment charges in North America.

Capital Structure

	At 31 December 2001	At 30 September 2001	At 30 June 2002	At 30 September 2002
	EUR million
Fixed assets	14,882.2	14,472.5	13,992.1	12,734.1
Working capital	1,224.2	1,452.6	1,172.3	1,171.6

Operating Capital	16,106.4	15,925.1	15,164.4	13,905.7
Net tax liabilities	-2,247.3	-2,369.5	-2,174.6	-2,089.6

Capital Employed	13,859.1	13,555.6	12,989.8	11,816.1

Shareholders’ equity	8,989.0	8,631.8	8,827.1	7,647.6
Minority interests	50.2	124.8	50.0	53.3
Interest-bearing net liabilities	4,819.9	4,799.0	4,112.7	4,115.2

Financing Total	13,859.1	13,555.6	12,989.8	11,816.1

Financing

Cash flow from operations was EUR 565.5 (EUR 710.1) million. The cash flow after investing activities amounted to EUR 380.3 (EUR 535.9) million, and the cash earnings per share excluding non-recurring items, EUR 0.51 (EUR 0.48).

At the end of the period, interest-bearing net liabilities were EUR 4,115.2 million, up EUR 2.5 million on the previous quarter. Unutilised credit facilities totalled EUR 2.0 billion.

The debt/equity ratio at 30 September was 0.53 (0.46) and equity per share EUR 8.69 (EUR 9.87), reflecting the impairment charges in North America.

Change in Interest-bearing Net Liabilities 1 July—30 September 2002

	Group Cash Flow	Translation Difference	Balance Sheet Impact
	EUR million
Operating profit	-974.1		-974.1
Adjustments	1,539.2	-93.6	1,445.6
Change in working capital	0.4	0.3	0.7

Cash Flow from Operations	565.5	-93.3	472.2
Capital expenditure	-208.1		-208.1
Acquisitions	0.0		0.0
Disposals	18.8		18.8
Other change in fixed assets	4.1	-2.4	1.7

Cash Flow after Investing Activities	380.3	-95.7	284.6
Net financing items (incl. associated companies)	-58.6		-58.6
Taxes paid	-29.8	-0.2	-30.0
Repurchase of own shares	-156.7		-156.7
Other change in shareholders’ equity and minority interests	-45.4	3.6	-41.8

Change in Interest-bearing Net Liabilities	89.8	-92.3	-2.5

Capital Expenditure

Capital expenditure for the third quarter totalled EUR 208.1 million. The main projects were the new PM4 (EUR 84.1 million) and rebuilding of PM3 at Langerbrugge in Belgium (EUR 2.4 million), and rebuilding of Oulu PM6 in Finland (EUR 1.9 million). Capital expenditure for the first nine months amounted to EUR 546.2 million, which was in line with the depreciation target over the cycle. No major investment project was approved during the quarter.

January—September Results (compared with the same period in 2001)

Sales decreased by EUR 655.4 million to EUR 9,570.5 million, a decline of 6.4%. The main reason for the decrease was reduced prices, especially in Magazine Paper, Newsprint, Fine Paper and Timber Products.

The operating profit excluding non-recurring items decreased by EUR 488.8 million to EUR 719.6 million, which is 7.5% of sales. Profits were lower than last year in all paper, board and timber product areas, but unchanged in Forest.

Profit before taxes and minority interests, excluding non-recurring items, decreased by EUR 373.5 million.

Excluding non-recurring items, earnings per share were EUR 0.45 (EUR 0.72) and the return on capital employed was 7.2% (11.7%); non-recurring items amounted to EUR -1,177.9 (EUR -8.3) million.

Third Quarter Events

Profit Enhancement Plan and Goodwill Impairment in North America

In late August Stora Enso announced details of its previously advised Profit Enhancement Plan. The Company decided to take a one-time impairment charge of USD 1,081 million in the third quarter, equivalent to EUR 1,166.7 million at the average 0.9266 EUR/USD exchange rate up to 30 September.

The plan comprises a comprehensive range of measures aimed at significantly improving Stora Enso’s competitiveness in North America and positioning its operations for profitable growth in this important market. The main elements include investments to improve the efficiency of manufacturing assets, permanent shutdowns of less competitive assets and a workforce reduction.

The asset closures, classified as non-recurring items, and impairment charges will reduce the Group’s annual depreciation and amortisation by approximately EUR 75 million, equal to an annualised increase of EUR 0.08 in EPS from the fourth quarter onwards. The capital employed decreased by EUR 1,147.2 (USD 1,131) million, using the closing exchange rate. The debt/equity ratio deteriorated by 0.07.

The Profit Enhancement Plan is expected to have an additional positive impact of EUR 0.05 on EPS from 2005 onwards once the full effect of the plan is realised. The Company will report on the progress of the plan on a half-year basis.

Stora Enso Timber

Stora Enso Timber signed a letter of intent to acquire 66% of the shares of the sawmill operations and 100% of the wood procurement operations of AS Sylvester, Estonia’s largest sawmill company, which has annual net sales of some EUR 160 million. Through the acquisition, which is expected to be closed by the end of 2002, Stora Enso will become the leading sawmill and wood procurement company in the Baltic States.

Stora Enso Timber also signed a letter of intent with the town of Pitkäranta and the regional government of Russian Karelia to build a sawmill with an annual capacity of 100,000 m3 sawn wood products manufactured using profiling technology. The investment will be EUR 8 million and the sawmill will start operations in the third quarter of 2003. A further letter of intent was signed with the Novgorod regional government to build a similar sawmill in the village of Nebolchi, 200 km from Novgorod. The investment will be EUR 4.5 million and the sawmill will start operations in the fourth quarter of 2003.

Competition Case Terminated

The European Commission informed Stora Enso that it had terminated its investigation in the competition case related to newsprint producers’ operations. In 1999 the European Union Statement of Objection alleged that there had been a newsprint price cartel in the period 1989 to 1995; the case is now closed.

Sale of US Forestlands

Stora Enso North America signed an agreement to sell some 300,000 acres (125,000 hectares) of its forestland to Plum Creek Timber Company, Inc., the value of the sale being EUR 151 (USD 142) million to be paid in cash. The capital gain at operating profit level is estimated to be some EUR 52 (USD 49) million. The transaction is expected to be closed in the fourth quarter of 2002 and is in line with the earlier announcement on restructuring forest ownership in the USA.

Dow Jones Sustainability Indexes

Stora Enso was selected for inclusion in the Dow Jones Sustainability Indexes (“DJSI”) for the fourth time. Launched in 1999, the DJSI are the world’s first global indexes tracking the financial performance of leading sustainability-driven companies worldwide. The DJSI assess economic, environmental and social aspects of the 2,500 largest companies in the world, selecting 300 companies for the Dow Jones Global Index and 180 companies for the pan-European sustainability benchmark, DJSI STOXX. Stora Enso is included in the Dow Jones Global Index and in the DJSI STOXX.

Events After the Period

Investment in the Kotka Mill

Stora Enso has approved a EUR 30.5 million investment in PM2 at the Kotka Mill in Finland, which will increase the Machine Finished Coated (MFC) production capacity by 26,000 tonnes to 171,000 tonnes per year., The rebuilding is scheduled to be finished by the end of 2003.

Investment in the Kimberly Mill

In line with the North America Profit Enhancement Plan, Stora Enso has also approved a USD 12.8 million (EUR 12.9 million) investment to rebuild PM96 at the Kimberly Mill in the USA. The machine will be upgraded to produce coated fine papers, and its production capacity will increase by 35,000 to 185,000 tonnes per year. The rebuilding is scheduled to be finished by May 2003.

Credit Facility

Stora Enso launched the syndication of a EUR 2,000 million revolving credit facility on 18 October 2002 to be used for general corporate purposes and to refinance the USD 900 (EUR 887) million revolving credit facility of 9 June 1997 and the DEM 1,500 (EUR 767) million revolving credit facility of 29 October 1997.

Share Capital

On 30 September 2002 Stora Enso had 183,460,385 A shares and 716,317,914 R shares in issue, representing a share capital of EUR 1,529.6 million.

Shareholders’ equity amounted to EUR 7,647.6 million, compared with a market capitalisation on the Helsinki Stock Exchange on 30 September 2002 of EUR 8.8 billion.

A total of 867,000 new R shares are subscribable against warrants.

Share Repurchases

Under the current authorisation to repurchase and dispose of not more than 9,100,000 A shares and 35,500,000 R shares in the Company, 72,600 A shares and 16,781,134 R shares had been repurchased by the end of September 2002. The repurchased shares represent 0.8% and 47.3% of the authorised amounts respectively. The Company currently holds 72,600 A shares and 19,727,542 R shares, representing 2.2% of the shares and 0.8% of the voting rights and with a counter value (nominal value) of EUR 33.7 million.

Conversion of A Shares

The period for conversion of the Company’s A shares into R shares from 16 to 27 September 2002 resulted in the conversion of 1,143,700 shares. The shares were recorded in the Finnish Trade Register on 3 October and trading in the new shares started on 4 October. Following this conversion, the Company has 182,316,685 A shares and 717,461,614 R shares in issue.

Market Outlook

The market outlook is generally uncertain with slow progress.

Some modest improvement in demand is now apparent in advertising-driven paper grades, but only from low levels. The upturn began earlier and has been more pronounced in the USA than Europe. In coated mechanical paper grades such as LWC, markets are depressed by oversupply due to new capacity resulting in pricing pressure in the USA and Western Europe. In newsprint and SC grades the supply and demand balance is generally better, even though SC is under price-pressure in the USA.

In North America the market for coated fine paper has stabilised somewhat and prices have increased. In Europe fine paper markets are suffering from overcapacity, putting pressure on prices.

Markets for consumer-driven paper and board grades such as office paper and packaging boards are generally firm, but showing recent signs of slight weakening. It remains to be seen whether this is a temporary fluctuation.

Markets for wood products should remain stable for the rest of the year, but prospects thereafter will depend on the US housing market, which is currently absorbing much of the latent oversupply of timber in Europe.

The fourth quarter results will, as usual, reflect the holiday season shutdowns in Finland.

This report is unaudited.

Helsinki, 22 October 2002
Stora Enso Oyj,
Board of Directors

PRODUCT AREAS (COMPARED WITH THE PREVIOUS QUARTER)

Magazine Paper

	2001	I/01	II/01	III/01	IV/01	I/02	II/02	III/02	Change III/II %
	EUR million
Sales	3,449.0	910.2	847.6	831.7	859.5	767.3	721.0	747.1	3.6
Operating profit	346.9	113.6	72.3	83.9	77.1	31.6	2.3	19.6	N/M
% of sales	10.1	12.5	8.5	10.1	9.0	4.1	0.3	2.6
ROOC, %*	10.1	12.7	8.0	9.6	9.2	3.8	0.3	2.6
Deliveries, 1,000 t	3,871	994	920	967	990	932	910	986

*	ROOC = 100% x Operating profit/Operating capital

Magazine paper sales were EUR 747.1 million, 3.6% up on the second quarter. The operating profit was EUR 19.6 million, up on the previous quarter mainly because of some recovery in demand in North America. Market-related production curtailments totalled 121,000 tonnes in Europe and 13,000 tonnes in North America.

In Europe demand for uncoated magazine paper was stable whereas demand for coated paper improved slightly. The good supply and demand balance kept uncoated magazine paper sales prices unchanged, but there was persistent price pressure in coated magazine paper due to overcapacity in the market.

In North America Stora Enso’s coated magazine paper shipments increased during the quarter by more than the normal seasonal rise. Prices were under pressure early in the quarter, but then stabilised, although at low levels. Despite seasonal strengthening in demand for SC grades, prices declined owing to pressure from competing grades.

Ongoing downtime has kept producer inventories at reasonable levels, while customer inventories were reported to be low.

General economic and market conditions are unlikely to support any material short-term improvement in print advertising. The outlook for magazine paper remains difficult, although the first signs of recovery are apparent in coated magazine paper, where overcapacity may be affecting pricing.

Newsprint

	2001	I/01	II/01	III/01	IV/01	I/02	II/02	III/02	Change III/II %
	EUR million
Sales	1,933.9	501.7	490.7	471.9	469.6	412.8	413.2	403.2	-2.4
Operating profit	508.8	134.1	125.6	128.7	120.4	72.8	61.1	64.5	5.6
% of sales	26.3	26.7	25.6	27.3	25.6	17.6	14.8	16.0
ROOC, %*	41.4	43.0	41.2	43.3	40.6	24.3	20.4	20.7
Deliveries, 1,000 t	3,031	780	755	740	756	706	726	717

*	ROOC = 100% x Operating profit/Operating capital

Newsprint sales were EUR 403.2 million, similar to the previous quarter. The operating profit increased by 5.6% as fixed costs were reduced. Market-related production curtailments totalled 54,000 tonnes in Europe.

Western European markets showed no signs of recovery as economies remained weak, depressing advertising. Lower than expected consumption during the third quarter increased inventories in Europe. One positive trend was growing demand in the Far East and some other markets. Prices in Western Europe were firm, and in North America prices started a slow upturn as demand improved with strengthening in the newspaper market.

Newsprint markets are expected to remain challenging in Western Europe but to show some further signs of improvement in North America.

Fine Paper

	2001	I/01	II/01	III/01	IV/01	I/02	II/02	III/02	Change III/II %
	EUR million
Sales	3,617.5	1,021.3	904.1	838.6	853.5	827.1	787.0	751.0	-4.6
Operating profit	394.5	167.6	81.9	70.6	74.4	93.1	73.1	70.2	-4.0
% of sales	10.9	16.4	9.1	8.4	8.7	11.3	9.3	9.3
ROOC, %*	9.1	14.9	7.5	6.7	7.2	10.0	8.2	8.3
Deliveries, 1,000 t	3,191	857	773	760	801	807	792	786

*	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 751.0 million, down 4.6% on the previous quarter, but the operating profit was in line with the previous quarter at EUR 70.2 million. Market-related production curtailments totalled 60,000 tonnes in Europe and 10,000 tonnes in the USA.

In Western Europe there was a marginal seasonal improvement in orders for coated fine paper towards the end of the quarter. Orders from markets outside Western Europe also strengthened. Mill stocks in Europe increased but merchant stocks remained low. Prices gradually declined due to overcapacity. In North America the market for coated fine paper is stabilising somewhat and prices have increased.

Demand for uncoated fine paper followed the seasonal pattern in Western Europe, though overseas reel sales increased. Some price pressure emerged during the period in Western Europe. Distributor inventories gradually decreased as supplier inventories correspondingly increased.

In North America shipments of Stora Enso fine paper in roll form improved in July and remained strong during the quarter. This improvement was greater than the seasonal increase typical of recent years, whereas prices and shipments of fine paper in sheet form followed the usual seasonal trend. Producer inventories are reported to be normal, while merchant inventories remain low.

Packaging Boards

	2001	I/01		II/01	III/01	IV/01	I/02	II/02	III/02	Change III/II %
	EUR million
Sales	2,724.0	701.9	**	704.2	672.8	645.1	766.2	781.9	758.6	-3.0
Operating profit	346.2	115.1		90.2	97.5	43.4	100.6	70.7	116.2	64.4
% of sales	12.7	16.4		12.8	14.5	6.7	13.1	9.0	15.3
ROOC, %*	12.8	17.5		13.8	14.6	6.5	12.7	9.2	15.2
Deliveries, 1,000 t	2,765	706		728	678	653	778	823	808

*	ROOC = 100% x Operating profit/Operating capital
**	The first quarter sales figures have been adjusted by EUR 50.1 million against Group eliminations.

Packaging board sales totalled EUR 758.6 million and the operating profit increased by EUR 45.5 million to EUR 116.2 million. Market-related production curtailments totalled 13,000 tonnes

Orders for packaging boards were generally stable, although demand decreased slightly towards the end of quarter for food packaging board, cartonboard and coreboard. Demand for corrugated packaging was good in the Baltic States and growing in Hungary and Russia. The market for speciality papers also improved.

The fourth quarter is traditionally a slack season in most product areas, partly reflecting the production stoppages in Finland in December.

Timber Products

	2001	I/01	II/01	III/01	IV/01	I/02	II/02	III/02	Change III/II %
	EUR million
Sales	1,180.5	307.3	311.8	266.2	295.2	286.1	320.8	314.1	-2.1
Operating profit	12.6	5.6	7.9	2.5	-3.4	11.2	14.1	9.7	-31.2
% of sales	1.1	1.8	2.5	0.9	-1.2	3.9	4.4	3.1
ROOC, %*	3.1	5.7	7.7	2.4	-3.3	10.2	13.4	9.2
Deliveries, 1,000 m3	4,860	1,242	1,276	1,082	1,260	1,203	1,344	1,252

*	ROOC = 100% x Operating profit/Operating capital

Sales were EUR 314.1 million and the operating profit was EUR 9.7 million, down 31.2% on the previous quarter, as production was disrupted by flooding in Central Europe and the fire at Koski Timber Oy’s sawmill in Finland.

In the short term restricted supply is keeping the market balance quite satisfactory in Europe and Japan, allowing prices to be raised slightly. In the USA demand fundamentals remain strong, but prices are strongly affected by the Canadian oversupply, which, if it continues, will limit imports of wood products from Europe.

Merchants

Sales were EUR 155.8 million and the operating profit was EUR 1.2 million, similar to the previous quarter. Demand remained weak due to problems in the graphical industry that have increased credit risks. Although a small seasonal pickup in demand is forecast, there are no strong signs of recovery in the market for fine paper in Western Europe.

Forest

Forest sales were EUR 464.7 million and the operating profit was EUR 25.3 million, unchanged on the previous quarter. Deliveries in Finland, Sweden and Germany totalled 10.4 million m³ (solid wood under bark), 4% down on the previous quarter. Wood imports decreased by 3%, mainly due to a disruption to Russian imports. Felling in the Group’s forests at 1.2 million m³ was 15% less than in the previous quarter.

FINANCIALS

Accounting Principles

This Interim Report is in compliance with IAS 34 Interim Financial Reporting. The accounting policies and methods of computation used in this Interim Report are the same as used in the last annual report.

Key Ratios	I/01	II/01	III/01	IV/01	2001	I/02	II/02	III/02
Earnings per share (basic), EUR	0.31	0.17	0.24	0.31	1.03	0.18	0.15	-1.12
Earnings per share excl. non-recurring items, EUR	0.31	0.18	0.23	0.22	0.94	0.18	0.12	0.15
Cash earnings per share (CEPS), EUR	0.65	0.53	0.59	0.67	2.43	0.55	0.52	0.50
CEPS excl. non-recurring items, EUR	0.65	0.54	0.58	0.58	2.34	0.55	0.48	0.51

Return on capital employed (ROCE), %	15.2	9.7	10.3	7.9	10.7	7.8	7.1	-30.0
ROCE excl. non-recurring items, %	15.2	9.9	9.8	8.4	10.8	7.8	5.6	7.9
Return on equity (ROE), %	13.1	7.2	9.7	12.2	10.4	7.2	6.2	-45.2
Debt/equity ratio	0.59	0.62	0.55	0.53	0.53	0.59	0.46	0.53
Equity per share, EUR	9.30	9.54	9.62	10.03	10.03	9.81	9.87	8.69
Equity ratio, %	39.9	41.0	42.5	44.0	44.0	42.7	45.2	42.6

Operating profit, % of sales	14.4	9.9	11.2	8.2	11.0	8.5	7.5	-31.3
Operating profit excl. non-recurring items, % of sales	14.4	10.2	10.6	8.7	11.1	8.5	5.9	8.2
Capital expenditure, EUR million	176	215	182	284	857	155	183	208.1
Capital expenditure, % of sales	4.8	6.4	5.7	8.7	6.3	4.9	5.7	6.7
Capital employed, EUR million	13,611	14,245	13,556	13,859	13,859	14,110	12,990	11,816
Interest-bearing net liabilities, EUR million	5,040	5,450	4,799	4,820	4,820	5,263	4,113	4,115

Average number of employees	42,570	45,222	44,754	44,554	44,275	42,572	43,568	43,757
Average number of shares (million)
— periodic	906.2	903.2	901.1	897.3	901.5	896.9	896.5	888.5
— cumulative	906.2	904.7	903.5	901.5	901.5	896.9	895.8	894.0
— cumulative, diluted	908.5	906.7	905.8	902.3	902.3	897.8	896.8	894.9

Key exchange rates for the euro

One euro is	Closing rate		Average rate
	31 Dec 2001	30 Sep 2002	31 Dec 2001	30 Sep 2002
SEK	9.3012	9.1516	9.2481	9.1797
USD	0.8813	0.9860	0.8959	0.9266
GBP	0.6085	0.6295	0.6217	0.6257
CAD	1.4077	1.5566	1.3875	1.4542

Condensed Consolidated Income Statement

	2001	I-III/01	I-III/02
	EUR million
Sales	13,508.8	10,225.9	9,570.5
Expenses less other operating income	-8,519.9	-6,373.5	-6,117.8
Personnel expenses	-2,234.4	-1,690.6	-1,711.6
Depreciation, amortisation and impairment charges	-1,267.6	-945.0	-2,199.4

Operating Profit	1,486.9	1,216.8	-458.3
Share of results of associated companies	79.6	67.9	17.7
Net financial items	-343.5	-310.9	-145.4

Profit before Tax and Minority Interests	1,223.0	973.8	-586.0
Income tax expense	-299.6	-322.1	-111.1

Profit after Tax	923.4	651.7	-697.1
Minority interests	2.9	0.1	-2.6

Net Profit for the Period	926.3	651.8	-699.7

Key Ratios
Basic earnings per share, EUR	1.03	0.72	-0.78
Diluted earnings per share, EUR	1.03	0.72	-0.78

Condensed Consolidated Cash Flow Statement

	2001	I-III/01	I-III/02
	EUR million
Cash Flow from Operating Activities
Operating profit	1,486.9	1,216.8	-458.3
Adjustments	1,219.2	910.8	2,018.0
Change in net working capital	51.4	-199.4	25.6
Change in short-term interest-bearing receivables	-222.6	-379.2	225.2

Cash Flow Generated by Operations	2,534.9	1,549.0	1,810.5
Net financial items	-306.8	-296.3	-155.7
Income taxes paid	-699.6	-477.8	-210.8

Net Cash Provided by Operating Activities	1,528.5	774.9	1,444.0

Acquisitions	-376.2	-28.0	-32.8
Proceeds from sale of fixed assets and shares	155.0	55.8	202.1
Capital expenditure	-857.1	-572.9	-546.2
Proceeds from the long-term receivables, net	193.6	-41.9	-16.3

Net Cash Used in Investing Activities	-884.7	-587.0	-393.2

Cash Flow from Financing Activities
Change in long-term liabilities	-351.3	-108.6	-582.0
Change in short-term borrowings	-216.1	-25.4	-36.0
Dividends paid	-407.4	-407.4	-403.6
Proceeds from issue of share capital	31.9	18.9	0.0
Purchase of own shares	-199.8	-177.4	-195.9
Other change in shareholders’ equity	—	—	—
Other change in minority interests	—	—	—

Net Cash Used in Financing Activities	-1,142.7	-699.9	-1,044.3

Net Increase in Cash and Cash Equivalents	-498.9	-512.0	-166.7
Translation differences on cash holdings	1.5	42.6	-6.3
Cash and bank at the beginning of period	744.4	744.4	247.0

Cash and Cash Equivalents at Period End	247.0	275.0	74.0

Property, Plant and Equipment, Intangible Assets and Goodwill
	2001	I-III/01	I-III/02
	EUR million
Carrying value at 1 January	15,103.4	15,103.4	14,701.2
Acquisition of subsidiary companies	148.5	28.0	32.8
Additions	857.1	572.9	546.2
Disposals	-288.5	-254.4	-11.9
Depreciation/amortisation, impairment and other movements	-1,119.3	-1,154.5	-2,709.2

Balance Sheet Total	14,701.2	14,295.4	12,559.1

Acquisitions of Subsidiary Companies
Property, plant and equipment	25.1	28.0	6.3
Borrowings	—	—	—
Other assets, less liabilities	98.5	—	—

Fair value of net assets	123.6	28.0	6.3
Goodwill	123.4	—	26.5

Total Purchase Consideration	247.0	28.0	32.8

Borrowings

	2001	I-III/01	I-III/02
	EUR million
Non-current borrowings	5,182.0	5,352.8	4,572.7
Current borrowings	1,227.5	1,285.6	881.3

	6,409.5	6,638.4	5,454.0

Carrying value at 1 January	6,855.5	6,855.5	6,409.5
Debt acquired with new subsidiaries	—	—	—
Proceeds from /-payments of borrowings (net)	-584.2	-202.1	-442.5
Translation difference	138.2	-15.0	-513.0

Total Borrowings	6,409.5	6,638.4	5,454.0

Condensed Consolidated Balance Sheet

		31 Dec 2001	30 Sep 2001	30 Sep 2002
		EUR million
ASSETS
Fixed Assets and Other Long-term Investments
Property, plant and equipment, intangible assets and goodwill	O	14,701.2	14,295.4	12,559.1
Unlisted shares	O	181.0	177.1	175.0
Investment in associated companies	I	306.7	356.6	190.5
Listed shares	I	197.4	173.4	164.2
Non-current loan receivables	I	505.4	492.5	498.6
Deferred tax assets	T	28.1	21.2	9.7
Other non-current assets	O	257.9	244.1	224.8

		16,177.7	15,760.3	13,821.9

Current Assets
Inventories	O	1,600.0	1,651.2	1,602.2
Tax receivables	T	224.3	159.5	222.2
Short-term receivables	O	1,976.3	2,209.0	1,929.6
Current portion of loan receivables	I	333.1	541.9	411.5
Cash and cash equivalents	I	247.0	275.0	74.0

		4,380.7	4,836.6	4,239.5

Total assets		20,558.4	20,596.9	18,061.4

		31 Dec 2001	30 Sep 2001	30 Sep 2002
		EUR million
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ Equity		8,989.0	8,631.8	7,647.6
Minority Interests		50.2	124.8	53.3

Long-term Liabilities
Pension provisions	O	774.0	781.7	759.9
Deferred tax liabilities	T	2,011.0	2,120.6	1,766.7
Other provisions	O	153.6	140.1	148.9
Long-term debt	I	5,182.0	5,352.8	4,572.7
Other long-term liabilities	O	51.4	49.6	32.9

		8,172.0	8,444.8	7,281.1

Current Liabilities
Interest-bearing liabilities	I	1,227.5	1,285.6	881.3
Tax liabilities	T	488.7	429.6	554.8
Other current liabilities	O	1,631.0	1,680.3	1,643.3

		3,347.2	3,395.5	3,079.4

Total Liabilities		11,519.2	11,840.3	10,360.5

Total Shareholders’ Equity and Liabilities		20,558.4	20,596.9	18,061.4

Items	designated with “O” are included in operating capital.
Items	designated with “I” are included in interest-bearing net liabilities.
Items	designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
	EUR million
Balance at 1 January 2001	1,576.3	1,823.2	-173.7	—	-69.6	5,414.6	8,570.8
Effect of adopting IAS 39	—	—	—	75.7	—	-8.5	67.2
Repurchase of Stora Enso Oyj shares	—	—	-199.8	—	—	—	-199.8
Cancellation of Stora Enso Oyj shares	-39.4	-208.6	248.0	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-407.4	-407.4
Share issue	4.6	31.1	—	—	—	—	35.7
Options exercised (Consolidated Papers, Inc.)	—	-6.2	—	—	—	—	-6.2
Net profit for the period	—	—	—	—	—	926.3	926.3
OCI entries	—	—	—	-17.1	—	—	-17.1
Translation adjustment	—	—	—	—	19.5	—	19.5

Balance at 31 December 2001	1,541.5	1,639.5	-125.5	58.6	-50.1	5,925.0	8,989.0
Repurchase of Stora Enso Oyj shares	—	—	-195.9	—	—	—	-195.9
Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	—	—	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-403.6	-403.6
Share issue	1.9	-1.9	—	—	—	—	0.0
Net loss for the period	—	—	—	—	—	-699.7	-699.7
OCI entries	—	—	—	22.3	—	—	22.3
Translation adjustment	—	—	—	—	-64.5	—	-64.5

Balance at 30 September 2002	1,529.6	1,554.0	-224.0	80.9	-114.6	4,821.7	7,647.6

CTA	= Cumulative Translation Adjustment
OCI	= Other Comprehensive Income

Commitments and Contingencies

	31 Dec 2001	30 Sep 2001	30 Sep 2002
	EUR million
On own Behalf
Pledges given	18.7	18.1	8.0
Mortgages	396.6	388.6	127.7
On Behalf of Associated Companies
Mortgages	1.0	1.0	1.0
Guarantees	68.3	44.2	66.2
On Behalf of Others
Pledges given	0.6	1.0	0.3
Guarantees	98.0	100.6	98.0
Other Commitments, Own
Leasing commitments, in next 12 months	43.4	36.5	42.1
Leasing commitments, after next 12 months	257.3	214.4	250.3
Pension liabilities	2.1	2.4	2.2
Other commitments	92.5	89.3	79.6

Total	978.5	896.1	675.4

Pledges given	19.3	19.1	8.3
Mortgages	397.6	389.6	128.7
Guarantees	166.3	144.8	164.2
Leasing commitments	300.7	250.9	292.4
Pension liabilities	2.1	2.4	2.2
Other commitments	92.5	89.3	79.6

Total	978.5	896.1	675.4

Net Fair Values of Derivative Financial Instruments

	31 Dec 2001	30 Sep 2001	30 Sep 2002
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
	EUR million
Interest rate swaps	27.6	73.2	205.1	-0.2	204.9
Interest rate options	0.0	0.0	0.8	0.0	0.8
Cross-currency swaps	-50.6	-50.3	1.5	-29.3	-27.8
Forward contracts	23.2	136.0	64.1	-10.9	53.2
FX options	—	0.1	0.0	-0.0	0.0
Commodity contracts	33.1	35.6	61.7	-0.4	61.3
Equity swaps	23.0	-41.8	0.0	-61.3	-61.3

Total	56.3	152.8	333.3	-102.2	231.0

Nominal Values of Derivative Financial Instruments

	31 Dec 2001	30 Sep 2001	30 Sep 2002
	EUR million
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	16.1	16.3	109.9
Maturity 2-5 years	766.5	777.5	837.8
Maturity 6-10 years	947.5	983.5	1,213.6
Maturity over 10 years	—	0.0	22.6

	1,730.1	1,777.3	2,183.9
Interest rate options	500.0	0.0	200.0

Total	2,230.1	1,777.3	2,383.9

Foreign Exchange Derivatives
— Cross-currency swap agreements	243.7	178.5	225.6
— Forward contracts	7,526.2	7,950.5	4,370.4
— FX options	—	158.8	19.5

Total	7,769.9	8,287.8	4,615.5

Commodity derivatives
Commodity swaps	270.1	259.3	500.6

Total	270.1	259.3	500.6

Equity swaps
Equity swaps	131.0	131.0	216.5

Total	131.0	131.0	216.5

Sales by Product Area

	I/01	II/01	III/01	IV/01	2001	I/02	II/02	III/02
	EUR million
Magazine Paper	910.2	847.6	831.7	859.5	3,449.0	767.3	721.0	747.1
Newsprint	501.7	490.7	471.9	469.6	1,933.9	412.8	413.2	403.2
Fine Paper	1,021.3	904.1	838.6	853.5	3,617.5	827.1	787.0	751.0
Packaging Boards	701.9	704.2	672.8	645.1	2,724.0	766.2	781.9	758.6
Timber Products	307.3	311.8	266.2	295.2	1,180.5	286.1	320.8	314.1
Merchants	231.4	211.5	188.9	208.5	840.3	211.7	183.4	155.8
Forest	511.5	442.3	410.3	461.5	1,825.6	497.9	479.2	464.7
Other	-548.3	-523.8	-479.9	-510.0	-2,062.0	-540.2	-453.5	-485.9

Total	3,637.0	3,388.4	3,200.5	3,282.9	13,508.8	3,228.9	3,233.0	3,108.6

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

	I/01	II/01	III/01	IV/01	2001	I/02	II/02	III/02
	EUR million
Magazine Paper	113.6	72.3	83.9	77.1	346.9	31.6	2.3	19.6
Newsprint	134.1	125.6	128.7	120.4	508.8	72.8	61.1	64.5
Fine Paper	167.6	81.9	70.6	74.4	394.5	93.1	73.1	70.2
Packaging Boards	115.1	90.2	97.5	43.4	346.2	100.6	70.7	116.2
Timber Products	5.6	7.9	2.5	-3.4	12.6	11.2	14.1	9.7
Merchants	0.2	-1.3	-1.6	-4.5	-7.2	-1.0	1.9	1.2
Forest	25.3	26.8	15.9	20.1	88.1	23.4	25.7	25.3
Other	-1.9	-17.7	-21.9	-1.7	-43.2	-16.6	-17.5	-9.3
Amortisation on consolidation goodwill	-36.6	-39.3	-36.6	-39.0	-151.5	-41.1	-41.2	-42.0

Operating Profit excl. non-recurring Items	523.0	346.4	339.0	286.8	1,495.2	274.0	190.2	255.4
Non-recurring items	—	-9.6	18.0	-16.7	-8.3	—	51.6	-1,229.5

Operating Profit Total (IAS)	523.0	336.8	357.0	270.1	1,486.9	274.0	241.8	-974.1
Net financial items	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2	-44.0	-56.2
Share of results of associated companies	28.3	23.3	16.3	11.7	79.6	11.7	8.4	-2.4

Profit Before Tax and Minority Interests	429.5	238.7	305.6	249.2	1,223.0	240.5	206.2	-1,032.7
Income tax expense	-146.0	-82.2	-93.9	22.5	-299.6	-79.4	-68.3	36.6

Profit after Tax	283.5	156.5	211.7	271.7	923.4	161.1	137.9	-996.1
Minority interests	-0.2	-1.7	2.0	2.8	2.9	-0.1	0.1	-2.6

Net Profit for the Period	283.3	154.8	213.7	274.5	926.3	161.0	138.0	-998.7

Operating Profit by Product Area

	I/01	II/01	III/01	IV/01	2001	I/02	II/02	III/02
	EUR million
Magazine Paper	98.1	55.1	68.6	60.9	282.7	14.1	-14.4	-1,033.7
Newsprint	132.5	124.0	127.7	118.9	503.1	71.4	59.7	63.2
Fine Paper	152.7	57.3	55.9	58.8	324.7	80.1	60.6	-121.4
Packaging Boards	113.5	88.5	95.8	41.7	339.5	96.4	61.2	112.7
Timber Products	4.1	6.3	1.0	-6.2	5.2	9.9	11.4	8.5
Merchants	-0.5	-2.0	-2.3	-5.2	-10.0	-1.7	-25.2	0.8
Forest	25.3	26.8	15.9	20.1	88.1	23.4	25.7	25.3
Other	-2.7	-19.2	-5.6	-18.9	-46.4	-19.6	62.8	-29.5

Operating Profit Total	523.0	336.8	357.0	270.1	1,486.9	274.0	241.8	-974.1
Net financial items	-121.8	-121.4	-67.7	-32.6	-343.5	-45.2	-44.0	-56.2
Share of results of associated companies	28.3	23.3	16.3	11.7	79.6	11.7	8.4	-2.4

Profit Before Tax and Minority Interests	429.5	238.7	305.6	249.2	1,223.0	240.5	206.2	-1,032.7
Income tax expense	-146.0	-82.2	-93.9	22.5	-299.6	-79.4	-68.3	36.6

Profit after Tax	283.5	156.5	211.7	271.7	923.4	161.1	137.9	-996.1
Minority interests	-0.2	-1.7	2.0	2.8	2.9	-0.1	0.1	-2.6

Net Profit for the Period	283.3	154.8	213.7	274.5	926.3	161.0	138.0	-998.7

Shares

	Helsinki, EUR		Stockholm, SEK		New York, USD
Closing price	Series A	Series R	Series A	Series R	ADRs
July	11.75	11.90	115.50	111.00	11.52
August	11.40	11.26	104.00	103.50	10.90
September	9.95	9.80	87.50	89.50	9.62

	Helsinki		Stockholm		New York
Trading volume	Series A	Series R	Series A	Series R	ADRs
July	100,062	52,490,290	241,861	17,765,361	2,029,200
August	110,842	64,906,381	274,236	20,961,715	1,878,000
September	73,552	63,129,279	211,567	27,513,468	1,366,500

Total	284,456	180,525,950	727,664	66,195,544	5,273,700

www.storaenso.com
www.storaenso.com/investors

Publication dates for financial information

Results for 2002	30 January 2003
Interim Review for January—March 2003	29 April 2003
Interim Review for January—June 2003	24 July 2003
Interim Review for January—September 2003	23 October 2003

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: October 23, 2002